Jinxuan Coking Coal Limited

South Zhonghuan Street 529, C-12, Rooms 1204 and 1205

Taiyuan, Shanxi, PRC

March 21, 2018

VIA EDGAR CORRESPONDENCE

John Reynolds, Legal Branch Chief

Rufus Decker, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jinxuan Coking Coal Limited
Registration Statement on Form F-1/A (File No. 333-222784)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Jinxuan Coking Coal Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1/A (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:00pm, Eastern Time, on March 22, 2018, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact Ying Li, Esq., at +1 (212) 530-2210, from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

Very truly yours,
Jinxuan Coking Coal Limited

By:	/s/ Xiangyang Guo
Name:	Xiangyang Guo
Title:	Chairman and Chief Executive Officer